EXHIBIT H-2


     [First Union Capital Markets Corp. letterhead]


     CONFIDENTIAL

     June 26, 1997

     Board of Directors
     Penn Fuel Gas, Inc.
     55 South Third Street
     Oxford, Pennsylvania  19363

     Members of the Board:

     You have asked us to advise you with respect to the fairness to the stockholders of Penn Fuel Gas, Inc. ("Penn Fuel") from a financial point of view of the exchange ratio to be offered to such stockholders pursuant to the terms of the Agreement of Merger, dated as of June 26, 1997 (the "Merger Agreement"), among Penn Fuel, PP&L Resources, Inc. ("PP&L"), and a wholly owned subsidiary of PP&L ("Merger Sub"). The Merger Agreement provides for the merger (the "Merger") of Penn Fuel with and into Merger Sub pursuant to which (i) Penn Fuel will become a wholly owned subsidiary of PP&L, (ii) each outstanding share of common stock, par value $1 per share, of Penn Fuel will be converted into 7.665 shares of common stock of PP&L, subject to adjustment pursuant to the Merger Agreement, (iii) Penn Fuel's preferred stock will be redeemed for cash or PP&L common shares representing a market value of $10.76 million, and (iv) each outstanding option to purchase Penn Fuel common stock granted under Penn Fuel's 1992 Stock Option Agreement will be cashed out simultaneously with the Merger such that no options to acquire PP&L stock would exist following the Merger.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to Penn Fuel and PP&L, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by Penn Fuel, and have met with Penn Fuel's and PP&L's managements to discuss the business and prospects of Penn Fuel and PP&L.

     We have also considered certain financial data of Penn Fuel, and we have compared that data with similar data for publicly held companies in businesses similar to those of Penn Fuel and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant. We have also relied upon the views of Penn Fuel's management concerning the business, operational and strategic benefits and implications of the Merger. We have assumed, with your consent, that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Penn Fuel's management as to the future financial performance of Penn Fuel. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Penn Fuel or PP&L, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of the stock of PP&L actually will be when issued to Penn Fuel's stockholders pursuant to the Merger or the prices at which such stock will trade subsequent to Merger. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of Penn Fuel.

     We have acted as financial advisor to Penn Fuel in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

     In the ordinary course of business, we or our affiliates may actively trade the debt and equity securities of PP&L for our or any such affiliate's own account or for the account of customers, and accordingly, may hold a long or short position in such securities. In addition, we and our affiliates in the past may have provided investment and/or commercial banking products and services for Penn Fuel, its affiliates and other related persons.

     It is understood that this letter is for the information of the Board of Directors of Penn Fuel in connection with its consideration of the Merger, does not constitute a recommendation to any stockholder as to how such stockholders should vote on the proposed Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without First Union Capital Markets Corp.'s prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the exchange ratio to be offered to the stockholders of Penn Fuel in the Merger is fair from a financial point of view to such stockholders.

     Very truly yours,

     FIRST UNION CAPITAL MARKETS CORP.